Exhibit 99.4

Press Release

Total Partners with Siemens Energy to Reduce
LNG Related Emissions

Paris, April 13th, 2021 – Total and Siemens Energy signed a Technical Collaboration Agreement to study sustainable solutions for CO2 emissions reduction. The collaboration will focus on natural gas liquefaction facilities and associated power generation.

Each partner will bring together their best-in-class technologies and combine their know-how to deliver industrial-stage solutions such as combustion of clean hydrogen in gas turbines, competitive all-electrical liquefaction, optimized power generation, the integration of renewable energy in liquefaction plants’ power system and their efficiency enhancement.

“This collaboration with Siemens Energy, a major player in the energy technology sector, brings many opportunities to further reduce the carbon footprint of our activities, especially in our strategic LNG business,” said Arnaud Breuillac, President Exploration & Production at Total. “The development of low-carbon LNG will contribute to meet the growth in global energy demand whilst reducing the carbon intensity of the energy products consumed. Reducing its carbon footprint is essential for LNG to play its role fully in the energy transition.”

“We are pleased to partner with Total as one of the main players in the LNG value chain to explore how we can competitively reduce the carbon footprint of brownfield and greenfield LNG projects,” said Thorbjörn Fors, Executive Vice President of the Industrial Applications Division at Siemens Energy. “The agreement is a next step, following our announcement last June to collaborate together and conduct studies exploring possible liquefaction and power generation plant designs to help decarbonize the production of LNG.”

Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Company markets LNG on all world markets.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Siemens Energy

Siemens Energy is one of the world’s leading energy technology companies. The company works with its customers and partners on energy systems for the future, thus supporting the transition to a more sustainable world. With its portfolio of products, solutions and services, Siemens Energy covers almost the entire energy value chain – from power generation and transmission to storage. The portfolio includes conventional and renewable energy technology, such as gas and steam turbines, hybrid power plants operated with hydrogen, and power generators and transformers.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.